Filed Pursuant to Rule 433
Registration No. 333-233403

Entergy Corporation
$800,000,000
0.90% Senior Notes due September 15, 2025
Final Terms and Conditions
August 24, 2020

Issuer:	Entergy Corporation

Security Type:	Senior Notes (SEC Registered)

Expected Ratings(1):	Baa2 (stable outlook) by Moody’s Investors Service BBB (stable outlook) by S&P Global Ratings

Trade Date:	August 24, 2020

Settlement Date (T+2):	August 26, 2020

Principal Amount:	$800,000,000

Interest Rate:	0.90%

Interest Payment Dates:	March 15 and September 15 of each year

First Interest Payment Date:	March 15, 2021

Final Maturity Date:	September 15, 2025

Optional Redemption Terms:	Make-whole call at any time prior to August 15, 2025 at a discount rate of Treasury plus 12.5 bps and, thereafter, at par

Benchmark Treasury:	0.25% due July 31, 2025

Spread to Benchmark Treasury:	+70 bps

Benchmark Treasury Price:	99-27 ¼

Benchmark Treasury Yield:	0.280%

Re-offer Yield:	0.980%

Price to Public:	99.606%

Net Proceeds Before Expenses:	$792,048,000

CUSIP / ISIN:	29364G AM5 / US29364GAM50

Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
Wells Fargo Securities, LLC
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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by contacting (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, (iii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (iv) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, (v) MUFG Securities Americas Inc. toll-free at 1-877-649-6848 and (vi) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.